January 6, 2025

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

       Re: Nocera, Inc.
           Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2024
           Filed December 16, 2024
           Response dated December 16, 2024
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q/A filed December 16, 2024
Note 11. Warrants, page 15

1. We note your response to prior comment 6 and reissue in part. We understand from your response that you do not recognize fair value adjustments when the exercise price of the warrants exceeds your stock price. However, this appears inconsistent with your disclosure in Note 12 to your December 31, 2023 financial statements that your "warrants liability [is] measured at fair value on a recurring basis using Level 3 inputs". Based on the guidance in ASC 815-40-35-4 it appears that all changes in the fair value of your warrant liability should be recognized in earnings in each financial statement period. Please tell us what the change in the fair value of your warrant liability was during 2023 and during the first three quarters of 2024 so that we can understand the impact on your financial statements. Please also provide us with the material fair value assumptions used in your fair value calculations.
Note 9. Other Non-current Assets, page 15
 January 6, 2025
Page 2

2.     We note your response to prior comment 5 and updated disclosures in Note
9. Please
       clarify if the prepaid rents cover monthly rents from the January 31, 2024 to January
       31, 2025 period as stated, or a different period. If the prepaid rent does cover said months, please explain why the prepayment has only been presented as of the
       September 30, 2024 balance sheet date and not prior to that. Please also revise Note
       12 to disclose material terms of this lease, which currently presents an expiration date
          between 2023 and 2024   .
Results of Operations, page 41

3.     We note your response to prior comment 7 and updated disclosures in
Results of
       Operations and Liquidity and Capital Resources. We reissue asking you to revise your
       Results of Operations disclosure to include discussion on why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024, as previously requested. Please also explain your updated statement in Liquidity and Capital
       Resources, that while identifying a number of issues, "... management has concluded
       there is no substantial doubt about the Company   s ability to continue
as a going
       concern."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-551-2110 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services